Exhibit 1
                                                                       ---------

For Immediate Release                                             14 August 2006



                              WPP GROUP PLC ("WPP")

               WPP acquires 25% stake in internet marketing firm,
                         Visible Technologies in the US

WPP announces that it has agreed to acquire 25% of the issued share capital of Visible Technologies LLC, an internet marketing firm, and entered into an option to acquire a further 26%.

Visible Technologies specialises in providing clients with cutting edge products and services that help brands manage their reputation on the internet, as well as track, analyse and participate across all consumer-generated media communities, such as blogs and social network sites.

Founded in 2003 and based in Seattle, with offices in New York, Boston and Washington DC, Visible Technologies employs 28 people. Visible Technologies' revenues for the year ended 31 December 2005 were US$504,000, with gross assets of US$3.5 million on the date of acquisition.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening it's capabilities in digital media.


Contact:
Feona McEwan, WPP       +44 (0)20 7408 2204
www.wpp.com